UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                             [COMPANY LOGO OMITTED]

                          MINEFINDERS CORPORATION LTD.
                          2288 - 1177 WEST HASTINGS ST.
                                 VANCOUVER, B.C.
                                 CANADA V6E 2K3

                                3rd QUARTER 2004
                                FINANCIAL REPORT


Investor Relations
866-687-6263 Toll Free
www.minefinders.com

       NOTICE TO READERS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying interim consolidated financial statements of Minefinders Corporation Ltd. consisting of the interim consolidated balance sheet as at September 30, 2004 and the interim consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs for the three and nine month periods ended September 30, 2004 and 2003 are the responsibility of the Company's management. These financial statements have not been reviewed by the independent auditors of the Company.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                                     Consolidated Balance Sheets
                                 Expressed in thousands of United States Dollars

                                                                     (Unaudited)


                                                                                September  30,    December 31,
                                                                                          2004            2003
                                                                            ------------------- ---------------
Assets

Current
       Cash and cash equivalents                                                      $ 42,119       $ 45,677
       Receivables                                                                          26             27
       Prepaid expenses                                                                    167             71
                                                                            ------------------- ---------------
                                                                                        42,312         45,775
Mineral properties and
       deferred exploration costs  (Note 6)                                             41,328         34,519

Equipment                                                                                  165            112
                                                                            ------------------- ---------------

                                                                                      $ 83,805       $ 80,406
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Liabilities

Current
       Accounts payable and accrued liabilities                                        $   981           $   797
                                                                            ------------------- -----------------

Shareholders' equity
       Capital stock (Note 7)                                                           85,344            84,277
       Contributed surplus                                                               6,770             4,483
       Deficit accumulated in the exploration stage                                   (16,889)          (14,486)
       Cumulative translation adjustment                                                 7,599             5,335
                                                                            ------------------- -----------------
                                                                                        82,824            79,609
                                                                            ------------------- -----------------

                                                                                     $  83,805          $ 80,406
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                     Consolidated Statements of Loss and Deficit
          Expressed in thousands of United States Dollars, except per share data

                                                                     (Unaudited)


                                                              Three Months Ended              Nine Months Ended
                                                                  September 30                   September 30
                                                   ------------------------------- -----------------------------

                                                            2004             2003           2004           2003
                                                   -------------- ---------------- -------------- --------------

Administrative Costs

Accounting and auditing                                   $   84           $   30         $  212          $  92
Amortization                                                   2                3              7              7
Consulting fees                                               31               34            237            134
Corporate relations                                           95              101            336            472
Legal                                                         48               71            209            252
Office services and expenses                                  70               50            292            173
Stock option compensation (Note 9)                             -            1,157          1,318          1,157
Shareholder reports and filing fees                           39               24            172            232
Travel                                                         7                9             20             47
                                                   -------------- ---------------- -------------- --------------

                                                             376            1,479          2,803          2,566
 Exploration costs written off                               196               33            286             75
                                                   -------------- ---------------- -------------- --------------

Loss from operations                                       (572)          (1,512)        (3,089)        (2,641)

Other Items:
      Foreign exchange gain (loss)                          (64)              159           (25)           (77)
      Loss on sale of assets                                 (1)              (1)            (1)            (1)
      Interest income                                        217               95            712            404
                                                   -------------- ---------------- -------------- --------------

Net loss for the period                                    (420)          (1,259)        (2,403)        (2,315)

Deficit, beginning of period                            (16,469)         (11,651)       (14,486)       (10,595)
                                                   -------------- ---------------- -------------- --------------

Deficit, end of period                                $ (16,889)       $ (12,910)     $ (16,889)     $ (12,910)
---------------------------------------------------------------------------------------------------------------

Loss per share - basic and diluted                  $     (0.01)         $ (0.04)       $ (0.07)       $ (0.07)
---------------------------------------------------------------------------------------------------------------

Weighted Average Shares Outstanding                   36,451,841       31,655,385     36,376,024     31,009,824
---------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                           Consolidated Statements of Cash Flows
                                 Expressed in thousands of United States Dollars

                                                                     (Unaudited)


                                                              Three Months Ended            Nine Months Ended
                                                         ----------------------------- ----------------------------
                                                                 September 30                        September 30
                                                         ----------------------------- ----------------------------
                                                                  2004           2003          2004           2003
                                                         -------------- -------------- ------------- --------------

Cash flows from operating activities

Net loss for the period                                        $ (420)       $(1,259)     $ (2,403)      $ (2,315)
Items not involving cash
       Amortization                                                  2              3             7              7
       Exploration costs written off                               196             33           286             75
       Loss on sale of assets                                        1              1             1              1
       Stock option compensation (Note 9)                            -          1,157         1,318          1,157
Net change in non-cash working capital balances
       Receivables                                                   8          (104)             1          (367)
       Prepaid expenses                                           (90)              1          (96)             33
       Accounts payable and accrued liabilities                    370            198           184            164
                                                         -------------- -------------- ------------- --------------

                                                                    67             30         (702)        (1,245)
                                                         -------------- -------------- ------------- --------------

Cash flows from investing activities
       Mineral properties and exploration costs                (1,886)        (1,906)       (4,832)        (4,348)
       Purchase of equipment                                      (10)           (39)         (102)           (74)
                                                         -------------- -------------- ------------- --------------

                                                               (1,896)        (1,945)       (4,934)        (4,422)
                                                         -------------- -------------- ------------- --------------

Cash flows from financing activities
     Net proceeds on issuance of common shares                       -            767         1,067         12,465
                                                         -------------- -------------- ------------- --------------

Effect of exchange rate changes on cash and cash
equivalents                                                      2,290          (452)         1,011          2,045
                                                         -------------- -------------- ------------- --------------

Increase (decrease) in cash equivalents for the period             461        (1,600)       (3,558)          8,843

Cash and cash equivalents, beginning of period                  41,658         16,413        45,677          5,970
                                                         -------------- -------------- ------------- --------------

Cash and cash equivalents, end of period                       $42,119        $14,813      $ 42,119       $ 14,813

-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                   Consolidated Statements of Mineral Properties
                                                  and Deferred Exploration Costs
                                 Expressed in thousands of United States Dollars

                                                                     (Unaudited)

                                                                   Three Months Ended           Nine Months Ended
                                                                 September 30                       September 30
                                                         ----------------------------- ----------------------------
                                                                   2004          2003          2004           2003
                                                         --------------- ------------- ------------- --------------

Mineral Properties                                                $  37         $  42        $  101         $  105
                                                         --------------- ------------- ------------- --------------

Exploration Costs

Assaying                                                             86           166           255            491
Amortization                                                         13            11            39             22
Communication and delivery                                           41            28           102             62
Drilling and trenching                                              745         1,010         1,933          2,179
Engineering and feasibility study                                   289            92           608             92
Environmental                                                        26             -            46              4
Geophysical surveying and mapping                                     1            20             6             57
Heavy equipment                                                       5             4            16              4
Legal                                                                21             9            59             12
Licences and recording fees                                         103           113           213            221
Metallurgical                                                        89            35           232            109
Road building                                                        81            79           156             93
Stock option compensation (Note 9)                                    -         1,107           969          1,107
Supplies                                                             27            42            96            112
Taxes                                                                26            19            60             41
Technical and professional services                                 274           218           810            680
Travel                                                               35            29           139             86
                                                         --------------- ------------- ------------- --------------

                                                                  1,862         2,982         5,739          5,372
                                                         --------------- ------------- ------------- --------------



Total for the period                                              1,899         3,024         5,840          5,477

Balance, beginning of period                                     37,420        29,084        34,519         23,819

Foreign exchange adjustment                                       2,205            15         1,255          2,869

Less: Write-off of deferred exploration costs                     (196)          (33)         (286)           (75)
                                                         --------------- ------------- ------------- --------------

Balance, end of period                                         $ 41,328      $ 32,090      $ 41,328       $ 32,090

-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                              September 30, 2004

                                                                     (Unaudited)

1.   Basis of Presentation

     These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars (Note 4).


     These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003.


     These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

2.   Nature of Business

     The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors to obtain long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and upon future profitable production.

     The Company expects to complete early in 2005 a feasibility study on its Dolores mineral property located in Mexico. Assuming the study is positive, development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Until the study is completed, the Company will not be able to forecast capital or operating costs for the Dolores project.

3.   Change in Accounting Policy

     Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook
     Section 3870, "Stock-based compensation and other stock-based payments", which now requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements. The Company has retroactively applied this new accounting policy to prior periods. Previously the Company was required to disclose only in the notes to its consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after January 1, 2002.

     The effect of the restatement was to increase the accumulated deficit as of December 31, 2002 by $742 (for options granted to employees and directors in 2002) and to increase the accumulated deficit as of January 1, 2004 by $1,293.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                              September 30, 2004

                                                                     (Unaudited)

3.   Change in Accounting Policy (continued)

     There was no effect on the loss in the first two and the fourth quarters of 2003, as there were no options granted in those periods, but the loss for the quarter ended September 30, 2003 has been restated from $718 to $1,259 to recognize stock option compensation expense of $541 retroactively charged for options granted in that period. Contributed surplus was restated for the corresponding effect of these restatements.

     The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. Readers are referred to the consolidated financial statements for the years ended December 31, 2003 and 2002 for details of assumptions used in the calculations for prior periods.

4.   Reporting Currency and Foreign Currency Translation


     Effective January 1, 2004 the Company changed its reporting currency from the Canadian dollar to the United States dollar, to provide information on a more comparable basis with the majority of the Company's peer group.

     The Company raises its funds and expends them in Canadian dollars. For Canadian accounting purposes, the Canadian dollar is regarded as the Company's functional currency, and therefore its consolidated financial statements are prepared in Canadian dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income (loss) for the period.

     For the purpose of reporting in United States dollars, the Canadian financial statements are translated as follows: all assets and liabilities at the exchange rate in effect at the balance sheet date; income and expenses and capital stock issues at the rates in effect on the transaction dates. The resulting exchange gains or losses are shown as a separate component of shareholders' equity and do not affect reported earnings or losses.

     The financial information as of December 31, 2003 and for the three and nine month periods ended September 30, 2003 is presented as if the US dollar had been used as the reporting currency during those periods.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                              September 30, 2004

                                                                     (Unaudited)


5.   Segmented Information

     The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three and nine month periods ended September 30, 2004 and 2003.

6.   Mineral Properties and Deferred Exploration Costs

                                ------------------- ----------------------- -------------------- ---------------------

                                         Mineral                Deferred        September 30,     December 31, 2003
                                      Properties       Exploration Costs                 2004
                                ------------------- ----------------------- -------------------- ---------------------
    Mexico
    Dolores Property                     $ 8,642                $ 25,349             $ 33,991              $ 28,397
    Northern Sonora                          217                   4,260                4,477                 3,570
    La Reserva/El Correo                      83                   1,690                1,773                 1,635
    Other                                      1                       8                    9                   160
                                ------------------- ----------------------- -------------------- ---------------------

                                           8,943                  31,307               40,250                33,762
    United States
    Nevada Properties                        283                     795                1,078                   757
                                ------------------- ----------------------- -------------------- ---------------------

                                         $ 9,226                $ 32,102             $ 41,328              $ 34,519
                                ------------------- ----------------------- -------------------- ---------------------



7.   Capital Stock

     Authorized:  Unlimited common shares, no par value
      Issued:

                                                                                 Shares                  Amount
                                                                       ----------------------- ----------------------

          Balance, January 1, 2004                                             36,121,841               $ 84,277
                                                                       ----------------------- ----------------------

          Issued for cash:

          Exercise of stock options

                   Period to March 31                                            280,000                  730

                   Period to June 30                                             50,000                   337

                                                                                 330,000                 1,067
                                                                       ----------------------- ----------------------

          Balance, September 30, 2004                                          36,451,841               $ 85,344
                                                                       ----------------------- ----------------------


                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                              September 30, 2004

                                                                     (Unaudited)




7.   Capital Stock (contnued)

     At September 30, 2004, the following stock options were outstanding and exercisable:

       ---------------------- -------------------------- -----------------------------------------

                                        Exercise Price

                     Number                     ($CDN)                               Expiry Date
       ---------------------- -------------------------- -----------------------------------------


                    125,000                       1.10                             June 19, 2005

                     40,000                       1.05                          December 7, 2005

                    220,000                       1.50                          November 7, 2006

                    585,000                       3.30                            April 17, 2007

                    860,000                       6.45                         December 23, 2007

                     35,000                       8.08                              July 1, 2008

                    755,000                      10.65                        September 26, 2008

                     50,000                      12.53                            March 17, 2009

                     75,000                       8.08                              May 17, 2009

                    720,000                       8.80                             June 14, 2009
       ---------------------- --------------------------

                  3,465,000                       6.89
       ---------------------- --------------------------


     The Company granted 50,000 options with an exercise price of CDN$12.53 on March 17, 2004; 25,000 vested immediately and 25,000 on June 17, 2004. Additionally, 75,000 options with an exercise price of CDN $8.08 and 720,000 options with an exercise price of CDN$8.80 were granted, with immediate vesting, on May 17, 2004 and June 14, 2004, respectively.


     The following table summarizes the changes in stock options during the period:


                                                                                Weighted Average
                                                        Number of Options         Exercise Price
                                                      -------------------- ----------------------

                                                                                            $CDN

       Outstanding January 1, 2004                              2,950,000                   6.01

       Granted                                                     50,000                  12.53

       Granted                                                     75,000                   8.08

       Granted                                                    720,000                   8.80

       Exercised                                                (280,000)                 (3.91)

       Exercised                                                 (50,000)                 (8.97)
                                                      -------------------- ----------------------

       Outstanding September 30, 2004                           3,465,000                   6.89
                                                      -------------------- ----------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                              September 30, 2004

                                                                     (Unaudited)



8.   Related Party Transactions

     a) The Company was charged $ 377 (2003-$196) in the nine months ended September 30, 2004, for administrative and geological services by two officers (one of whom is a director), and two other directors were paid $6 in aggregate for consulting services.

     b) The Company was charged $ 111 (2003-$104) in the nine months ended September 30, 2004, for legal services by a law firm in which one of the directors is a partner.

     c) On June 10, 2004 a director was appointed non-executive Chairman of the Board of Directors for an indefinite term, at a remuneration of $25 per annum, payable quarterly in arrears. A payment of $6 was made in the third quarter.

     Transactions with related parties are recorded at the exchange amount, being the amount agreed to by the parties.

9.   Stock-Based Compensation

     During the nine months ended September 30, 2004, 845,000 stock options were granted (Note 7). The assumptions used in calculating the compensation expense for the nine months ended September 30, 2004 in respect of these stock options were as follows:

          Risk free rate                                      3.5%

          Dividend yield                                      nil

          Volatility factor of the expected market
          price
          of the Company's common shares                      63%

          Weighted average expected life of the options
          (months)                                            30

     Stock option compensation is recognized and charged to the Consolidated Statements of Loss and Deficit, and Mineral Properties and Deferred Exploration Costs in accordance with the nature of the services provided by the recipient of the grant. Charges to these statements were as follows:

9. Stock-Based Compensation (continued)

                                                                       Three Months Ended           Nine Months Ended

                                                                             September 30                September 30
                                                               --------------------------- ---------------------------

                                                                       2004          2003           2004       2003
                                                               ------------- ------------- -------------- ------------

Statement of Loss and Deficit                                         $   -        $1,157         $1,318       $1,157
Statement  of Mineral  Properties  and  Deferred  Exploration
Costs                                                                     -         1,107            969        1,107
                                                               ------------- ------------- -------------- ------------
                                                                      $   -        $2,264         $2,287       $2,264
                                                               ------------- ------------- -------------- ------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                              September 30, 2004

                                                                     (Unaudited)




10.  United States Generally Accepted Accounting Principles

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements, where material, is set out below:

     a)   Mineral exploration expenditures

          Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. In addition, in accordance with Canadian GAAP, the Company has included in deferred exploration costs Mexican value-added taxes that it has paid and which may not be recoverable. US GAAP requires that all such mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would have been charged to the Statement of Loss and Deficit as incurred.

     b)   Comprehensive income (loss)

          US GAAP requires the Company to present comprehensive income. Comprehensive income comprises the Company's net loss and all changes to shareholders' equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

     c)   Stock-based compensation

          Effective January 1, 2004, the Company adopted the Canadian GAAP fair value based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to all prior periods. The Company has also adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation, and the commentary in Note 9(b) to the Company's audited consolidated financial statements for the year ended December 31, 2003 is not applicable to periods beginning after 2003.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                              September 30, 2004

                                                                     (Unaudited)



10.  United States Generally Accepted Accounting Principles (continued)

          The impact of the above on the financial statements is as follows:

                                                          Three Months Ended               Nine Months Ended
                                                               September 30                     September 30
                                                   --------------------------------- -------------------------------

                                                            2004               2003           2004             2003
                                                   -------------- ------------------ -------------- ----------------

    Net loss per Canadian GAAP                            $(420)          $ (1,259)      $ (2,403)         $(2,315)

    Adjustments related to:

        Mineral exploration expenses                     (1,703)            (2,991)        (5,554)          (5,402)
                                                   -------------- ------------------ -------------- ----------------


    Net loss per US GAAP                                 (2,123)            (4,250)        (7,957)          (7,717)

    Foreign exchange adjustment                            2,291               (83)          1,009            2,444
                                                   -------------- ------------------ -------------- ----------------

    Comprehensive income (loss) per US GAAP
                                                           $ 168           $(4,333)      $ (6,948)         $(5,273)
                                                   -------------- ------------------ -------------- ----------------

    Net loss per share, basic and diluted               $ (0.06)            $(0.13)       $ (0.22)          $(0.25)
                                                   -------------- ------------------ -------------- ----------------


                                                                          September 30, 2004   December 31, 2003
                                                                          ------------------- -------------------

    Shareholders' equity per Canadian GAAP                                          $ 82,824             $79,609
    Adjustments related to:
       Mineral exploration expenses                                                 (41,328)            (34,519)
                                                                          ------------------- -------------------

    Shareholders' equity per US GAAP                                                $ 41,496             $45,090
                                                                          ------------------- -------------------

                          MINEFINDERS CORPORATION LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2004.

(Expressed in United States Dollars)

This discussion and analysis of financial position and results of operations of Minefinders Corporation Ltd. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the nine months ended September 30, 2004 and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003. Additional information relating to the Company, including the Company's Annual Information Form and Annual Report, is available on SEDAR at www. sedar.com.

Effective January 1, 2004, the Company changed its reporting currency from the Canadian dollar to the United States dollar so its financial results may be more comparable to other mineral exploration companies operating internationally. The effect of the change is discussed elsewhere in this report.

All amounts in this report are expressed in United States dollars, unless the context indicates otherwise.



Introduction

The attached interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP) (See note 10 to the interim financial statements.). The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements, except for a change in reporting currency and adoption of new Canadian accounting standards for stock-based compensation, both of which are discussed elsewhere in this report. The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.



Business Conditions and Highlights

The Company is engaged in the exploration and development of mineral properties, principally for precious metals. Its main asset is the Dolores deposit in Chihuahua, Mexico. A bankable feasibility study is in progress, the results of which will be the principal consideration in advancing the Company from the exploration stage into development and production. The Company has selected a combined flotation and heap leach mineral recovery process for the final feasibility study which is still expected to be completed early in 2005. The addition of flotation to the Dolores mine plan is expected to substantially increase the overall percentage recovery of contained gold and silver. Drilling continues at Dolores, and other infrastructure and preparatory activities continue in anticipation of a positive outcome to the feasibility study. On

August 9, 2004 the Company reported an increase of 10% in measured and indicated resources at the Dolores project to 93 million tonnes containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 grams per tonne cut-off), and further drilling has caused the resource to be increased to 97.3 million tonnes containing 2.75 million ounces of gold and 128 million ounces of silver. These most recent figures have been submitted to independent engineering firms for review, audit and approval for inclusion in the feasibility study. This further drilling also appears to confirm and add to the amount of resources that may be mined underground, either from the planned open pit or directly from surface. This underground resource is not being considered in the current feasibility study, and will be dealt with at a later time as an additional resource.

The Company is conducting an exploration program on several of its Northern Sonora properties, and added to its portfolio in the first quarter of 2004 by securing mineral rights on the 500 hectare Planchas de Plata mineral concession in Northern Sonora, approximately 18 kilometers west-southwest of Nogales, Mexico. Since the end of the third quarter the Company has obtained the necessary surface rights to allow drilling to begin before year-end. In June 2004 the Company announced the discovery of significant silver mineralization in an initial drilling program at its Real Viejo project, also located in Northern Sonora, approximately 10 kilometres northwest of the Planchas de Plata District. In view of this success an additional drill program of 2000 meters of reverse circulation drilling was started in October. Also, a six-hole diamond drilling program has been started on the Dottie property in Elko County, Nevada.

The Company does not have revenue except interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The market for gold and silver equity issues was favourable in the first quarter of 2004. The price for gold was above $400 per ounce for most of that quarter, and peaked at $427 on April 1.

In the second quarter, prices ranged from $375 per ounce to $427, with an average of $393, down from the first quarter average of $401. For the third quarter, the average price was $401 with a high of $416 and a low of $387. The price of gold on November 10 was $433. Silver prices ranged from $5.87 per ounce to $6.82, with a November 10 price of $7.50. The current prices of these two commodities are considered by management to be favourable to a development decision at Dolores.



Operating Activities

The Company recorded a net loss for the quarter ended September 30, 2004 of $0.42 million ($0.01 per share) compared with $1.259 million ($0.04 per share) in 2003. The 2003 figure includes $1.157 million in stock-option compensation expense for which there is no equivalent in the third quarter of 2004. Year to date, the net loss is $2.403 million ($0.07 per share) compared with a loss in 2003 of $2.315 million ($0.07 per share). These figures include $1.318 million of stock-based compensation expense incurred in the second quarter of 2004 and $1.157 million in the third quarter of 2003. Without these charges, the net losses for the nine months ended September 30, 2004 and 2003 would have been $1.085 million and $1.158 million. For the third quarters, a similar adjustment would result in a net loss of $0.420 million in 2004 compared with $0.102 million in 2003.

Administration costs increased from $0.322 million in the third quarter of 2003 to $0.376 million in 2004 after adjusting for stock-based compensation expense. Accounting and auditing costs increased by $54,000. Additional accounting staff have been hired and additional audit expense has been incurred to meet the Company's continued growth and the substantial increase in its regulatory compliance responsibilities. Consulting costs year to date of $237 are higher than the $134 for the same period in 2003, primarily because of bonus compensation to two officers amounting to $80 for which there is no equivalent in 2003. General office costs increased from $173,000 to $292,000 primarily because of a corporation capital tax assessment of $74,000, and additional staff hired in this group.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.


  Net loss by quarter (000's)
                                                                Q-1               Q-2            Q-3             Q-4
                                                     --------------- ----------------- -------------- ---------------
  2004
  Net loss excluding write-down                                $194            $1,700           $224

  Write-down of mineral properties                               48                              196
                                                                                   41
                                                     --------------- ----------------- -------------- ---------------
  Net loss                                                     $242          $1,741              420
                                                     --------------- ----------------- -------------- ---------------

  Loss per share                                              $0.01            $0.05           $0.01
                                                     --------------- ----------------- -------------- ---------------

  2003
  Net loss excluding write-down                                $689              $325         $1,226            $620

  Write-down of mineral properties                               23                19             33           1,012
                                                     --------------- ----------------- -------------- ---------------
  Net loss                                                     $712              $344         $1,259          $1,632
                                                     --------------- ----------------- -------------- ---------------

  Loss per share                                              $0.02             $0.01          $0.04           $0.05
                                                     --------------- ----------------- -------------- ---------------

  2002
  Net loss excluding write-down                                                                                 $550

  Write-down of mineral properties                                                                               269
                                                     --------------- ----------------- -------------- ---------------
  Net loss                                                                                                      $819

                                                     --------------- ----------------- -------------- ---------------
  Loss per share                                                                                               $0.03
                                                     --------------- ----------------- -------------- ---------------

The above figures have been restated to conform to the newly adopted accounting policy for stock-based compensation and for the change in reporting currency to the United States dollar, both as described in Note 3 to the consolidated financial statements for the three and nine month periods ended September 30, 2004.

As the Company is still in the exploration stage, its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter, such as charges for stock-based compensation on the award of stock options.

Financial Position and Liquidity

The Company's financial condition improved significantly in 2003 and the Company maintained high levels of cash balances and working capital throughout the first three quarters of 2004. As at September 30, 2004, the Company had working capital of $41.331 million, compared with $45.0 million at December 31, 2003. The most significant component of the change in working capital in the third quarter was the increase in cash and cash equivalents by $0.461 million over the June 30, 2004 balance. The Company's cash and cash equivalents are held primarily in Canadian dollars and in the third quarter the US dollar value of those Canadian dollars rose substantially because of the major change in Canada/US exchange rates from US $0.75 per Canadian dollar at June 30, 2004 to US$0.79 at September 30, 2004. The resultant increase in the cash equivalents was a third quarter translation gain of $2.29 million. The gain was offset by the cash expenditures on mineral properties, exploration and capital assets of $1.896 million. Positive changes in working capital balances of $0.288 more than offset the cash loss for the quarter of $0.221, giving rise to a relatively insignificant $0.067 million of positive cash flow from operating activities.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. During the three months ended September 30, 2004, the Company realised a gain of $0.064 million, while in the same period in 2003 a loss of $0.159 million was recorded. The Company will continue to seek to maintain a low exposure to foreign currency fluctuations.

The Company's cash and cash equivalents are liquid renewable Canadian dollar bank instruments which provide a fixed rate of interest during the term.

Investment in Mineral Exploration and Development

As explained in note 9 to the financial statements, stock option compensation is charged to accounts in accordance with the nature of the services provided by the recipient. After deduction of such expense of $1.107 million charged to Deferred Exploration Costs in the third quarter of 2003, expenditures on mineral properties for the third quarter were virtually the same at $1.862 million (2003-$1.875 million). The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential.

The Dolores feasibility study is expected to be completed by early 2005. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits.

The Company continued to pursue exploration activity on its Northern Sonora properties and in Nevada, and since the end of the third quarter has started new drilling programs in Sonora and Nevada.

Outstanding Share Data

As at November 10, 2004 and September 30, 2004, there were 36,451,841 common shares issued and outstanding and there were 3,465,000 stock options outstanding with exercise prices ranging between CDN$1.05 and CDN$12.53 per share, all of which have vested.

Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended December 31, 2001, 2002 and 2003:

                                                                       2003               2002               2001
                                                              ----------------- -------------------- ----------------
                                                              (Thousands of US dollars except per share data)

    Revenues - Interest income                                        $ 398              $ 116              $ 11

    Net loss                                                          3,892              2,496               828

    Net loss per share, basic and fully diluted
                                                                     (0.12)              (0.10)            (0.04)

    Total assets                                                     80,406             29,238             23,957

    Long-term liabilities                                              -                 -                  -

    Dividends                                                          -                 -                  -


The above table reflects the increased interest income derived from the investment of funds received from substantial equity issues in 2002 and 2003. The net losses for 2003 and 2002 include charges of $540,841 and $741,959 for stock-based compensation expense. Had these charges not been recorded the net losses would have been $3.35 million in 2003 and $1.75 million in 2002. Compared with the loss of $0.83 million in 2001, these adjusted numbers reflect the increasing level of the Company's activities.

The increase in total assets from $29.238 million at December 31, 2002 to $80.406 million at December 31, 2003 is almost entirely accounted for by an increase in cash balances of approximately $40 million arising from equity issues of $44.44 million in late 2003 and in additional deferred mineral exploration expenditures of $11.76 million financed in part by equity issues of $9.35 million in 2002.

The above table does not necessarily reflect a trend that investors should expect to continue; it shows the outcome of specific events, primarily the Company's exploration success that has enabled it to access the equity markets for substantial funds in a period when such funds were more available because of higher gold and silver prices.

Outlook

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $7 to $10 million cash budget (of which $4.63 million has been expended through September 30, 2004) for additional drilling, engineering and construction, and environmental studies. Apart from property payments, the Company has no significant contractual obligations relating to

Dolores at this time, except for contingent royalty payments once production commences. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company may seek to secure debt financing for all or part of the Dolores construction costs, or it may seek equity financing for all or part of the costs. There can be no guarantee that such financing will be available to the Company when it seeks to begin construction of the project.

The Company plans to expand its exploration and development programs for 2004 on projects other than Dolores, with renewed drilling at its Northern Sonora properties, and to conduct initial and follow-up drilling at some of its Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million and on Nevada projects at $0.5 million.



Change in Accounting Policy and Reporting Currency

The Company's functional currency is the Canadian dollar. On January 1, 2004, the Company adopted the United States dollar as its reporting currency with a restatement of prior period accounts.

Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments".

Readers are referred to Notes 3, 4 and 9 of the consolidated financial statements for the nine months ended September 30, 2004 for further information.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2003. Readers are referred to Management's Discussion and Analysis dated March 31, 2004 for further information.

Table of Commitments
Payments due by period  (000's)

                                                              2004               2005-2006                 2007-2008
                                                      --------------------- --------------------- -------------------
  Property payments (a)                                $          50         $        200          $         150

  Operating lease payments (b)                                    20                  100                      -

  Contingent royalty payments (c)                                -                     -                       -
                                                      --------------------- --------------------- -------------------
                                                       $          70         $        300          $         150
                                                      --------------------- --------------------- -------------------

a) Payments in respect of Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;

b)   Includes existing leases without extensions;

c) Royalty payments on the Dolores property, consisting of net smelter payments totaling 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production.

Related Party Transactions

Related party transactions are summarized in Note 8 to the financial statements for the nine months ended September 30, 2004.

Risks and Uncertainties

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors and its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act (the "Reform Act"). Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements, as defined under the Reform Act. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

For a more detailed discussion of some of the risks and uncertainties facing the Company, please see the management discussion and analysis found on pages 6-10 of the 2003 Annual Report or in the Company's annual information form.

Note to U.S. Investors

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.


"Mark H. Bailey"                                        "Ronald J. Simpson"
-------------------                                     ------------------------
Mark H. Bailey                                          Ronald J. Simpson
President and Chief Executive Officer                   Chief Financial Officer



Vancouver, B.C.
November 10, 2004.

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.



Dated:   November 10, 2004



"Mark H. Bailey"
------------------------
Name: Mark H. Bailey
Title:    Chief Executive Officer

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I, Ronald J. Simpson, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.



Dated:   November 10, 2004



"Ronald J. Simpson"
------------------------
Name: Ronald J. Simpson
Title:    Chief Financial Officer

November 15, 2004



Tot the following Securities Commissions:


BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
and
Toronto Stock Exchange



Dear Sir:

Re: Minefinders Corporation Ltd.

We confirm that the 3rd Quarter 2004 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day, November 15, 2004.



Very truly your,

MINEFINDERS CORPORATION LTD.



"Jessie M. Pryor"

 Jessie M. Pryor
 Controller

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                    (Registrant)


Date   November 17, 2004

                                            By:
                                                    /s/  Paul C. MacNeill
                                                    ----------------------------
                                                    Paul C. MacNeill
                                                    Director